SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

________________

SILICOM  LTD.
 (Translation of Registrant's name into English)

________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
(Address of Principal Executive Offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

Attached hereto and incorporated by reference herein is Registrant's press release dated October 21st, 2013 announcing Registrant's Third quarter financial results.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  October 21st, 2013

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Delivers Best Quarter Ever: Reports Q3
With Record Revenues, Operating Income, Net
Income & EPS

- 4 Quarters of ~50% Growth Lead to Outstanding Q3 Results: $17.2M
Revenues, $4.2M Non-GAAP Net Income and $0.58 Non-GAAP EPS (Diluted) -

KFAR SAVA, Israel, October 21, 2013 --Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today reported its financial results for the third quarter and first nine months ended September 30, 2013.

Financial Results

Q3 2013:
Revenues for the third quarter increased by 49% to a record $17.2 million from $11.5 million in the third quarter of 2012.

On a GAAP basis, net income for the period totalled a record $4.0 million, or $0.55 per diluted share ($0.57 per basic share), a 56% increase compared with the $2.6 million, or $0.37 per basic and diluted share, reported in the third quarter of 2012.

On a non-GAAP basis (as described and reconciled below), net income totalled a record $4.2 million, or $0.58 per diluted share ($0.59 per basic share), a 55% increase compared with $2.7 million, or $0.39 per diluted and basic share, for the third quarter of 2012.

Q1-Q3 2013:
Revenues for the first nine months of 2013 increased by 50% to a record $47.9 million from $32.0 million in the parallel period of 2012.

On a GAAP basis, net income for the period totalled a record $10.4 million, or $1.44 per diluted share ($1.47 per basic share), up 52% compared with $6.8 million, or $0.97 per diluted share ($0.99 per basic share), in the first nine months of 2012.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled a record $10.9 million, or $1.51 per diluted share ($1.54 per basic share), a 52% increase compared with $7.2 million, or $1.02 per diluted share ($1.03 per basic share), for the first nine months of 2012.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “We are extremely excited to report our strongest quarter on record, the outstanding culmination of the past four quarters’ continual success and expansion. The 50% growth that we have achieved over the past TTM (Trailing Twelve Months) demonstrates the accelerating power of all our growth engines – that is, we continue to benefit from the ramp-up of our business with so many of our existing 90+ customers; from our reputation as the ‘de facto’ performance-boosting and features-set standard for server-based appliances, which continues to bring us important new customers and verticals; and from our underlying market insight, which continues to steer our development efforts in the right directions.

“During the third quarter, we reported three significant design wins: one for SETAC modules from one of the world’s largest networking security companies, a long-time Silicom customer, that will ramp their business with us to about $4 million per year; and two from a new Traffic Management and Policy Enforcement customer, one for an Intelligent BYPASS Switch (IBS) and the other for an internal bypass blade. Our close, on-the-ground relationships with these and many other customers give us a unique understanding of market needs and an ability to foresee trends in the making, both of which continue to contribute to our growth.”

Mr. Orbach continued, “As a result, our innovative products are proving their value as performance-enhancing building blocks for some of today’s hottest IT concepts, including SDN, NFV, virtualization and cloud computing, all of which are being fuelled by the rise of Big Data. Leveraging our positioning in these fast-growing markets, we have recently acquired the Virtualization Offload Engine technology and IP developed by the exceptional Net Perform team. We believe this technology could become a key component in many ‘must-have’ solutions for virtualized data centers, and to that end we are now taking advantage of Net Perform’s development capabilities which are fully dedicated to that goal.”

Mr. Orbach concluded, “In addition, we benefit from the operating leverage of our OEM-centric business model, an advantage which is demonstrated by the impressive non-GAAP net margin of 24.4% we have achieved in Q3. In short, with an efficient business model, the industry’s strongest winds at our back and a virtually endless variety of opportunities ahead, we have never felt better positioned and look forward to generating additional growth in the years to come.”

##

Conference Call Details

Silicom’s Management will host an interactive conference today, October 21st, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 6689141
UK: 0 800-917-5108
ISRAEL: 03-918-0609
INTERNATIONAL:  +972 3-918-0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options granted to directors, officers and employees, as well as amortization of intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30, 2013	December 31, 2012

Assets

Current assets
Cash and cash equivalents	$12,517	$13,306
Short-term bank deposits	-	2,527
Marketable securities	15,584	12,583
Accounts receivables: Trade, net	8,323	12,391
Accounts receivables: Other	2,306	2,234
Inventories	31,604	14,795
Deferred tax assets	194	47
Total current assets	70,528	57,883

Marketable securities	22,139	28,469
Assets held for employees’ severance benefits	1,509	1,377
Deferred tax assets	338	114
Property, plant and equipment, net	1,430	1,190
Intangible assets, net	197	-

Total assets	$96,141	$89,033

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$6,259	$7,875
Other accounts payable and accrued expenses	3,930	3,914
Total current liabilities	10,189	11,789

Liability for employees’ severance benefits	2,562	2,278

Total liabilities	12,751	14,067

Shareholders' equity
Ordinary shares and additional paid-in capital	38,011	36,086
Treasury shares	(38)	(38)
Retained earnings	45,417	38,918
Total Shareholders' equity	83,390	74,966

Total liabilities and shareholders' equity	$96,141	$89,033

Silicom Ltd. Consolidated
Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2013	2012	2013	2012
Sales	$17,200	$11,522	$47,945	$32,036
Cost of sales	10,183	6,515	28,598	18,442
Gross profit	7,017	5,007	19,347	13,594

Research and development expenses	1,305	1,028	3,894	3,111
Selling and marketing expenses	1,004	799	2,717	2,079
General and administrative expenses	636	502	1,863	1,564
Total operating expenses	2,945	2,329	8,474	6,754

Operating income	4,072	2,678	10,873	6,840

Financial income, net	100	172	280	624
Income before income taxes	4,172	2,850	11,153	7,464
Income taxes	152	269	741	624
Net income	$4,020	$2,581	$10,412	$6,840

Basic income per ordinary share (US$)	$0.57	$0.37	$1.47	$0.99

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,115	6,931	7,098	6,929

Diluted income per ordinary share (US$)	$0.55	$0.37	$1.44	$0.97

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,276	7,020	7,238	7,021

Silicom Ltd. Reconciliation of
Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2013	2012	2013	2012

GAAP gross profit	$7,017	$5,007	$19,347	$13,594
(1) Share-based compensation (*)	26	9	77	17
Non-GAAP gross profit	$7,043	$5,016	$19,424	$13,611

GAAP operating income	$4,072	$2,678	$10,873	$6,840
(1) Share-based compensation (*)	170	124	502	320
(2) Amortization of intangible assets	3	-	3	-
Non-GAAP operating income	$4,245	$2,802	$11,378	$7,160

GAAP net income	$4,020	$2,581	$10,412	$6,840
(1) Share-based compensation (*)	170	124	502	320
(2) Amortization of intangible assets	3	-	3	-
Non-GAAP net income	$4,193	$2,705	$10,917	$7,160

GAAP basic income per ordinary share (US$)	$0.57	$0.37	$1.47	$0.99
(1) Share-based compensation (*)	0.02	0.02	0.07	0.04
(2) Amortization of intangible assets	-	-	-	-

Non-GAAP basic income per ordinary share (US$)	$0.59	$0.39	$1.54	$1.03

GAAP diluted income per ordinary share (US$)	$0.55	$0.37	$1.44	$0.97
(1) Share-based compensation (*)	0.03	0.02	0.07	0.05
(2) Amortization of intangible assets	-	-	-	-

Non-GAAP diluted income per ordinary share (US$)	$0.58	$0.39	$1.51	$1.02

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))